November 23, 2015

Jeffrey J. Grant

196 Buchanan Drive

Sausalito, CA 94965

Dear Jeff:

Re:  Retention Bonus and Incentive Award

This Award Letter (this “Award Letter”) sets forth certain terms and conditions of your eligibility to receive a retention bonus and additional benefits (an “Award”) from Bankrate, Inc., a Delaware corporation (“Parent”), with respect to a possible sale of Parent’s insurance segment, referred to as insuranceQuotes (the “Company”).  Payment of all bonuses and benefits is subject to the terms and conditions set forth in this Award Letter.  Capitalized terms not otherwise defined herein shall have the meanings set forth in the Appendix to this Award Letter.

1.Eligibility

You shall be eligible to receive the retention bonus and other benefits described in this Award Letter if and only if you satisfy each of the following conditions until the closing date of the Sale (“Closing Date”):  (1) satisfactory performance of your current job duties: (2) diligent and good faith efforts to effectuate a Sale as reasonably requested by Parent or the Company and as applicable to your position with the Company; (3)  continued employment with the Parent or Company through and including the Closing Date, except as provided below; (4) not interfering in the Sale process (e.g., making any unauthorized public statements or conducting any direct conversations or engagement with third parties regarding a potential Sale of the Company without the participation or written consent of Authorized Representative of Parent) and (5) compliance with all terms and conditions of this Award Letter.  In addition, you must execute and not revoke (in a form satisfactory to Parent) a payoff letter and general release of any and all past and present claims (whether or not such claims relate to this Award) that you may have against Parent and its affiliates and their respective officers, directors, employees and agents, which form of release is attached as an exhibit hereto.  Your failure to satisfy any of the foregoing conditions, as determined by the Committee, will result in your immediate forfeiture of all rights under this Award Letter.

2.Retention Bonus

You are eligible receive an aggregate retention bonus of $1,225,000.  Parent shall pay you fifty-percent of the aggregate retention bonus on the six-month anniversary of the Closing Date, and the remaining fifty-percent of the aggregate retention bonus on the one-year anniversary of the Closing Date, (each a “Payment Date”), but only if you have been continuously employed by the Company, All Web Leads, Inc., a Delaware corporation (“Buyer”) or any of their respective affiliates from the Closing Date to the applicable Payment Date.  Notwithstanding the immediately preceding sentence, Parent will pay you the aggregate retention bonus if (1) the Company, Buyer or their respective affiliates terminate your employment without Cause before, on or after the Closing Date (or Parent so terminates your employment on or prior to the Closing Date) and before the applicable Payment Date(s),  (2)  you terminate your employment with the Company, Buyer or their respective affiliates for Good Reason after the Closing Date and before the applicable Payment Date(s) or (3)

you do not receive a Qualifying Offer on or prior to the Closing Date (in which case your employment will terminate on the Closing Date, except as provided for a Transition Period below).  In the event of (1), (2) or (3) above, payment of the aggregate retention bonus shall,  subject to Section 5(h) hereof, be made as soon as practicable but not later than 30 days after your termination of employment.  If (x)  you receive a Qualifying Offer and decline it, or (y)  your employment with the Company, Buyer or their respective affiliates is subsequently terminated before a Payment Date for any reason other than a  termination by the Company, Buyer or their respective affiliates without Cause or by you for Good Reason, you shall not receive any payments that would otherwise have been made.

Provided, in the event that you do not receive a Qualifying Offer from Buyer on or before the Closing Date, Parent, at its election in its sole discretion, may continue your employment with Parent, for a period of 100 days (or such lesser period determined by Parent) following the Closing Date (“Transition Period”), for the purpose of providing transition assistance to Buyer, for which, during such Transition Period you will be compensated at the same rate of base salary, and payment at the conclusion thereof of a pro rata target level bonus at the same rate as in effect on the date hereof together with a lump sum cash payment equal to product of the grant value of your 2015 long-term incentive (LTI) equity awards times the ratio of the number of days in the Transition Period over 1096 and during such period continued eligibility for full-time executive benefits (excluding bonuses and equity-based compensation).  If you terminate your employment during such Transition Period for any reason (other than your death) your retention bonus shall be forfeited and you shall not receive the pro rata target level bonus or lump sum LTI payment.  Any termination of your employment by Parent during such Transition Period (other than a termination for Cause) or a termination occurring by virtue of the expiration of such Transition Period shall (i) be a termination entitling you to severance benefits under paragraph 3(e) below and (ii) entitle you to payment of your retention bonus above.  It is a condition of your employment during such Transition Period that you perform, in a reasonably satisfactory manner, all transition duties reasonably requested by Parent or Buyer including transitioning your then existing matters to your successor.

3.Additional Benefits

(a)Extended Stock Option Exercise Period.  Notwithstanding anything to the contrary contained in the Parent 2011 Equity Compensation Plan or your grant agreement(s) thereunder, upon consummation of a Sale, with respect to your outstanding options to acquire 85,000 shares of common stock of Parent granted to you under the Parent 2011 Equity Compensation Plan, you may, as of the Closing Date, exercise your vested stock options for a period of twelve months after the Closing Date and otherwise in accordance with the Parent 2011 Equity Compensation Plan and your grant agreement.

(b)Additional Restricted Stock Vesting.  Notwithstanding anything to the contrary contained in the Parent 2011 Equity Compensation Plan or your grant agreement(s) thereunder, upon consummation of a Sale, with respect to your 63,468 outstanding unvested restricted shares of Parent common stock granted to you under the Parent 2011 Equity Compensation Plan, you shall be credited with, as of the Closing Date,  the additional vesting for such restricted shares you would have received under the Parent 2011 Equity Compensation Plan or

your grant agreement(s) thereunder if you had remained employed by Parent until 18 months following the Closing Date.    This paragraph exclusively determines whether and how your 63,468 outstanding unvested restricted shares of Parent common stock shall vest from and after the Closing Date notwithstanding any more or less favorable provision(s) contained in your Employment Agreement, the Parent 2011 Equity Compensation Plan or your grant agreement(s) thereunder.

(c)Performance Shares.  Notwithstanding anything to the contrary contained in the Parent 2011 Equity Compensation Plan or your grant agreement(s) thereunder, upon consummation of a Sale, (i) your outstanding performance shares (76,276 shares at target) granted under the Parent 2011 Equity Compensation Plan in February of 2014 shall as of the Closing Date become fully vested from a service vesting standpoint and will earn the performance shares if and to the extent the applicable performance factors are actually attained by Parent for the measurement period ending December 31, 2015, and (ii) your outstanding performance shares (74,650 shares at target) granted under Parent 2011 Equity Compensation Plan in February of 2015 shall be forfeited as of the Closing Date.    This paragraph exclusively determines if and, if so, how your outstanding performance shares  (76,276 shares at target) granted under the Parent 2011 Equity Compensation Plan in February of 2014 and your our outstanding performance shares (74,650 shares at target) granted under Parent 2011 Equity Compensation Plan in February of 2015 shall vest and be earned from and after the Closing Date notwithstanding any more or less favorable provision(s) contained in your Employment Agreement, the Parent 2011 Equity Compensation Plan or your grant agreement(s) thereunder.

(d)Management Incentive Plan.  Notwithstanding anything to the contrary contained in the Parent 2015 Management Incentive Plan (Insurance) (“2015 MIP”) or your award thereunder, if the Closing Date occurs on or before December 31, 2015, Parent shall pay to you your earned and accrued pro-rata bonus payable under the 2015 MIP, if any, as determined in good faith by the Committee by (1) pro rating each 2015 MIP measurement metric for the number of full calendar months in the plan year that have been completed prior to the Closing Date plus, if the Closing Date occurs after December 10, the full calendar month in which the Closing Date occurs to determine the achievement level, and (2) pro rating the dollar amount earned at that achievement level by the number of full calendar months in the 2015 MIP year that have been completed prior to the Closing Date plus, if the Closing Date occurs after December 10, the full calendar month in which the Closing Date occurs (pro rating at 12 of 12 for a Closing Date occurring after December 10, 2015).  Payment of such 2015 MIP amounts will be done at the same time as such payments are made to other similarly situated executives but in no event later than March 15, 2016.  In addition, if the Closing Date occurs on or after January 1, 2016, notwithstanding anything to the contrary contained in the Parent 2016 Management Incentive Plan (Insurance) (“2016 MIP”) or your award thereunder, Parent shall pay to you your earned and accrued pro-rata bonus payable under the 2016 MIP, if any, as determined in good faith by the Committee by (1) pro rating each 2016 MIP measurement metric for the number of full calendar months in the plan year that have been completed prior to the Closing Date to determine the achievement level, and (2) pro rating the dollar amount earned at that achievement level by the number of full calendar months in the 2016 MIP year that have been completed prior to the Closing Date.  Payment of such 2016 MIP amounts will be done as promptly as practicable and no later than sixty (60) days following the Closing Date.

(e)Severance Benefits.  Notwithstanding anything to the contrary contained in your Employment Agreement or any other Parent severance plan or agreement applicable to you, (i) upon consummation of a Sale, you shall not be entitled to any severance benefits under your Employment Agreement or any such severance plan or agreement, unless (A) you did not receive a Qualifying Offer on or prior to the Closing Date and (B) you are otherwise eligible for benefits under the Employment Agreement or any such severance plan or agreement (including as provided above); and (ii) in no event will you receive any Management Incentive Plan or other bonus payment under your Employment Agreement or any such severance plan or agreement if you are entitled to receive a payment under Section 3(d) hereunder.  For the avoidance of doubt, if you do not receive a Qualifying Offer on or before the Closing Date, your employment will terminate on the Closing Date (or thereafter pursuant to any Transition Period above) as a termination by the Parent without Cause under Section 7(E) of the Employment Agreement, and Parent shall pay you severance in accordance with Section 8(B) of the Employment Agreement.  In addition to the payments due you under Section 8(B) of the Employment Agreement, if you do not receive a Qualifying Offer on or before the Closing Date and your employment is terminated on the Closing Date (or thereafter pursuant to any Transition Period above) as a termination by the Parent without Cause under Section 7(E) of the Employment Agreement,  you also will be entitled, until the earlier of your becoming eligible for group health plan coverage from another employer and the 12-month anniversary of the termination of your employment with Parent, (a) to a payment each month (payable no later than the end of the month) equal to the monthly cost of continued coverage for you and your spouse and dependents, under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) paid by you under the Parent’s group health, dental, and vision plans pursuant to Section 4980B of the Code, less the amount that you would be required to contribute for such health coverage if you were an active employee of Parent; provided you are eligible for and timely elect COBRA continuation coverage; and provided, further, that if such continuation coverage payments, by reason of change in the applicable law, may, in Parent’s reasonable view, result in tax or other penalties on Parent, this clause (a) will terminate and the parties will, in good faith, negotiate for a substitute provision that would not result in such tax or other penalties; and (b) subject to compliance with applicable law and to the extent permitted by any applicable plan document, participation in any executive health benefit plan provided by the Parent to similarly situated executives of the Parent generally to the same extent that you would be eligible under such plan if your employment had not terminated.  You agree to provide the Company with prompt notice of your becoming eligible for group health plan coverage from another employer.

4.Confidentiality

You acknowledge and agree that (a) the information contained in this Award Letter is highly confidential and highly proprietary and is being submitted to you solely for your confidential use with the express understanding that you will not disclose this Award Letter or its contents to, or discuss the information contained in this Award Letter with, any person, including any other employee or service provider of Parent, Company or any of their respective Affiliates, other than your tax or legal advisor to assist you with the matters set forth herein, and on the condition that such advisors agree to hold such information confidential on identical terms and conditions, (b) you will not disclose any information about the existence, status or terms of a possible sale of the Company or any evaluations, discussions or negotiations relating to the same, and (c) you will not provide any confidential information of Parent or the Company to any prospective acquirer or any third party (including investors and financing sources) or other person in connection with a possible sale of the Company without the express prior written consent or approval of Parent.

5.Miscellaneous Provisions

(a) Assignability.  Your right to any payment under this Award Letter shall not be assigned, transferred, pledged or encumbered thereby, and any such purported assignment, transfer, pledge or encumbrance shall be null and void.  Parent may assign any or all of its obligations under this Award Letter (excluding the additional benefits set forth in Section 3(a) through 3(c)) without your consent.

(b) Applicable Law. This Award Letter shall be governed by, and shall be interpreted in accordance with, the laws of the State of Delaware without reference to its principles of conflicts of law.

(c) Applicable Withholdings.  All payments required to be paid under his Award Letter shall be subject to any required Federal, state, local and other applicable withholdings or deductions as determined by Parent.  All amounts paid hereunder shall be treated as compensation, and you agree to such treatment by accepting a payment hereunder.

(d) No Contract of Employment.  Nothing contained in this Award Letter shall confer upon you any right with respect to continued employment by Parent, the Company,  or any of their respective affiliates, or to interfere in any way with the right of Parent, the Company, or any of their respective affiliates at any time to terminate your employment.

(e) Unfunded Obligation.  Payments pursuant to this Award Letter shall be made from the general assets of Parent (or an affiliate), and to the extent you have any right to payments hereunder, you shall be a general unsecured creditor of Parent.  You shall not have any right, title, claim or interest in or with respect to any specific assets of Parent or any of its affiliates in connection with this Award Letter.

(f) Severability.  In the event that any one or more of the provisions, subdivisions, words, clauses, phrases or sentences contained this Award Letter, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision, subdivision, word, clause, phrase or sentence in every other respect and of the remaining provisions, subdivisions, words, clauses, phrases or sentences hereof shall not in any way be impaired, it being intended that all rights, powers and privileges of Parent and you shall be enforceable to the fullest extent permitted by law.

(g) No Effect on Benefit Plans.  No amounts payable hereunder shall count in computing any benefits payable under any other benefit plans adopted or maintained by Parent, Company or their respective affiliates except as may be expressly required by the terms of such plans.

(h) Section 409A.  To the extent (a) any payments or benefits to which you become entitled under this Award Letter, or under any agreement or plan referenced herein, in connection with your termination of employment with the Parent, Company, Buyer or any of their respective affiliates constitute deferred compensation subject to Section 409A of the Code and (b) you are at the time of such termination of employment a “specified employee” under Section 409A of the Code, then such payments and benefits shall not be made or commence until the earliest of (i) the expiration of the six (6)-month period measured from the date of your “separation from service” (as such term is at the time defined in Treasury Regulations under Section 409A of the Code) from the Parent or Buyer; or (ii) the date of your death following such separation from service; provided, however, that such deferral shall only be effected to the extent required to avoid adverse tax treatment to you, including (without limitation) the additional twenty percent (20%) tax for which you would otherwise be liable under Section 409A(a)(1)(B) of the Code in the absence of such deferral.  Upon the expiration of the applicable deferral period, any payments which would have otherwise been made during that period (whether in a single sum or in installments) in the absence of this paragraph shall be paid to you or your beneficiary in one lump sum (without interest).  Any termination of your employment is intended to constitute a “separation from service” as such term is defined in Treasury Regulation Section 1.409A-1.  It is intended that each installment of the payments provided hereunder constitute separate “payments” for purposes of Treasury Regulation Section 1.409A-2(b)(2)(i).  It is further  intended that payments hereunder satisfy, to the greatest extent possible, the exemption from the application of Code Section 409A (and any state law of similar effect) provided under Treasury Regulation Section 1.409A-1(b)(4) (as a “short-term deferral”).  Notwithstanding the foregoing, you are solely responsible for any and all tax consequences you may incur under Code Section 409A.

(i) Indemnification; D&O Insurance.  During your employment with Parent (and the Company on and prior to the Closing Date), and upon and after any termination of your employment, you will continue to be indemnified and held harmless to the maximum extent permitted under Parent’s charter, by-laws and applicable law and covered as an insured under directors and officers liability insurance of Parent to the same extent as Parent insures other former officers of Parent.

(j) Amendment; Inconsistency.  This Award Letter may not be altered, modified, or amended except by written instrument signed by the parties hereto. In the event of any inconsistency between this Award Letter and any other plan, program or agreement of the Company (or Parent) in which you are a participant or a party, this Award Letter shall control.

(k) Counterparts. This Award Letter may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

If you have any questions regarding your Award, please contact Debbie Kemp.  This Award Letter contains the formal terms and conditions of your eligibility for the Award and accordingly should be retained in your files for future reference.

Very truly yours,

Kenneth S. Esterow

President and CEO

ACCEPTANCE OF TERMS:

I hereby accept and agree to the terms of this Award Letter.

/s/ Jeffrey J. Grant

Jeffrey J. Grant

APPENDIX

“Authorized Representative of Parent” means a senior member of the Corporate Development department of Parent.

“Cause” has the meaning set forth in Section 7(C) of your Employment Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Committee” means the Compensation Committee of the Board of Directors of Bankrate, Inc. or its duly authorized designee.

“Employment Agreement” means that Executive Employment Agreement by and between you and Bankrate, Inc., a Delaware corporation, dated June 15, 2011, as amended.

“Good Reason” means the Company, Buyer or their respective affiliate after the Closing Date (a) reduces your base salary or target bonus opportunity to a level that is less than your base salary or target bonus opportunity provided by Parent immediately prior to Closing, (b) reduces your other compensation or benefits to a level that is not substantially comparable to the other compensation and benefits provided by Buyer to its similarly situated employees, (c) subject to your compliance with the last sentence of this paragraph,  reduces your duties or responsibilities such that you are no longer the chief operational decision maker for the Company’s business reporting to the Chief Executive Officer of Buyer or (d) requires you to relocate your principal residence greater than fifty (50) miles from the city in which your principal residence is located as of the Closing Date; provided, however, in the case of each of clause (a), (b), (c) and (d), no such reduction shall constitute Good Reason unless you notify in writing the Company, Buyer or their respective affiliate, as applicable, of the reduction that constitutes Good Reason, the reduction is not cured within thirty days after the notice is provided, and in the event of cause (a), (b) or (d) you terminate your employment within thirty days thereafter.  Clause (c) shall not constitute Good Reason unless you remain employed with the Company, Buyer or their respective affiliate after the Closing for 100 calendar days from the date you are no longer the chief operational decision maker for the Company’s business and you satisfactorily perform within that 100-day period all transition duties reasonably requested by Buyer including transitioning your then existing matters to your replacement.

“Qualifying Offer” means an offer of your employment by the Company, Buyer or any of its affiliates made on or prior to the Closing Date and effective upon the Closing Date that (a) provides for a base salary and target bonus opportunity that are in each case equal to or greater than the base salary and target bonus opportunity provided to you by Parent immediately prior to Closing Date, (b)  provides for other compensation and benefits that are substantially comparable to the other compensation and benefits provided by Buyer to its senior executives, and severance payments and benefits due to you upon a termination of your employment by Buyer without Cause in amounts not less than that provided to you upon a termination without Cause under the Employment Agreement, (c)  subject to your compliance with the last sentence of this paragraph, does not reduce your duties or responsibilities such that you are no longer the chief operational decision maker for the Company’s business or are not reporting to the Chief Executive Officer of Buyer, and (d) does not by its terms require you to relocate your principal residence more than fifty (50) miles from the city in which your principal residence is located as of the Closing Date.

“Sale” means: (i) the sale of a majority of the outstanding equity securities of the Company to an independent third party or group of related independent third parties, (ii) consummation of a merger or consolidation to which the Company is a party and which has the same effect as the sale of a majority of the outstanding equity securities of the Company to an independent third party or group of related independent third parties, or (iii) consummation of any transfer of all or substantially all of the assets of the Company to an independent third party or group of related independent third parties; provided, however, that in case of clauses (i), (ii) or (iii) above, any such transaction shall be deemed a Sale for all purposes of this Award only if it is consummated on or prior to March 31, 2016.  Notwithstanding the foregoing, a “Sale” shall not include any direct or indirect (i) sale of or merger involving Parent’s equity securities, (ii) sale of all or substantially all of Parent’s assets or (iii) transaction or series of related transactions similar in effect to the foregoing.  For the avoidance of doubt, this Award shall apply only one time with respect to the first Sale and shall not apply to any subsequent transaction that would otherwise constitute a Sale hereunder.